Annual Report

Cover Page

Name of issuer:

VirZOOM, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 2/13/2015

Physical address of issuer:

Cambridge
Massachusetts MA 02138

Website of issuer:

http://www.virzoom.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$211,553.00	$166,894.00
Cash & Cash Equivalents:	$150,122.00	$49,586.00
Accounts Receivable:	$8,977.00	$20,574.00
Short-term Debt:	$2,458,507.00	$1,663,095.00
Long-term Debt:	$1,123,188.00	$281,745.00
Revenues/Sales:	$372,537.00	$202,250.00
Cost of Goods Sold:	$102,739.00	$161,459.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,706,244.00)	($2,844,277.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question
and any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is
inapplicable or the response is available elsewhere in the Form, either state that it is
inapplicable, include a cross-reference to the responsive disclosure, or omit the
question or series of questions.

Be very careful and precise in answering all questions. Give full and complete
answers so that they are not misleading under the circumstances involved. Do not
discuss any future performance or other anticipated event unless you have a
reasonable basis to believe that it will actually occur within the foreseeable future. If
any answer requiring significant information is materially inaccurate, incomplete or
misleading, the Company, its management and principal shareholders may be liable

to investors based on that information.

THE COMPANY

1. Name of issuer:

VirZOOM, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Eric Janszen	Co-Founder & CEO	VirZOOM, Inc.	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Eric Janszen	Chairman	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

VirZOOM is highly dependent on the success and commercialization of Virtual Reality (VR).

While we believe we have proven the attractiveness of our VZfit product, our growth rate does rely on the consumer acceptance of VR as a whole.

VirZOOM's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company.

VirZOOM is not currently operationally break-even. The Company is funding its operations and R&D principally from the proceeds of previous financings, including the sale and issuance of our preferred stock, Convertible Notes and common stock pursuant to Regulation CF. As with any company that is not able to fund operations through our sales, there is a risk that VirZOOM is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

If we fail to accurately forecast seasonal demand for VZfit systems, consistent with in-home fitness products and services generally, our results of operations for the entire fiscal year may be materially adversely affected.

Historically, a high percentage of our consumer annual sales have been attributable to the fall and winter fitness equipment sales seasonality and holiday seasonality. As we continue to execute our plan to develop our B-to-C sales we will discover as yet unknown non-seasonality based demand factors. For example, if economic recession continues into Q4 2020 this may mitigate the positive demand factors that normally occur for seasonality reasons in the fall and winter months.

VZfit Explorer uses Google Streetview data that is currently publicly available. Google may in the future choose to discontinue its public availability policy, or decide to impose data use charges that are not economically viable for sales of VZfit Explorer, or make changes to the API that impact product performance and require significant time and development effort to correct. For these and other reasons, the product may be discontinued, and its contribution to revenues eliminated.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Sonny Tahiliani is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed 3 Preferred Stock	8,769,609	4,496,605	Yes ⌄
Series Seed 2 Preferred Stock	12,311,249	12,311,249	Yes ⌄
Series Seed 1 Preferred Stock	32,201,341	32,201,341	Yes ⌄
Common Shares	62,686,208	7,404,009	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	4,691,829
Options:	871,670

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Michael Keplinger; Raj Pisupati
Issue date	05/15/17
Amount	$305,000.00
Outstanding principal plus interest	$100,498.33 as of 07/31/20
Interest rate	26.0% per annum
Maturity date	11/15/17
Current with payments	Yes
Reason for late payments	Repayment deferred in favor of other uses of capital.

$100k represents the balance of principal remaining on this short term debt. Accruing interest at the federal minimum rate by month.

Loan

Lender	SBA-EIDL
Issue date	05/26/20
Amount	$38,400.00
Outstanding principal plus interest	$40,250.30 as of 09/07/21
Interest rate	3.75% per annum
Maturity date	05/26/50
Current with payments	Yes

30 year repayment terms

Loan

Lender	SBA - PPP
Issue date	03/16/21
Amount	$141,374.00
Outstanding principal plus interest	$140,700.00 as of 09/07/21
Interest rate	1.0% per annum
Maturity date	03/16/26
Current with payments	Yes

2nd Draw PPP, expected to be fully forgiven

Convertible Note

Issue date	07/29/20
Amount	$1,190,152.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$16,000.00
Maturity date	01/31/21

Referred to as the "2019 NPA".

Convertible Note

Issue date	08/30/21
Amount	$520,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$16,000,000.00
Maturity date	12/31/21

Converts into the Series A.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2017	Section 4(a)(2)	Convertible Note	$5,500,000	General operations
10/2018	Regulation D, Rule 506(b)	Convertible Note	$2,109,250	General operations
3/2019	Regulation D, Rule 506(b)	Preferred stock	$928,783	General operations
4/2019	Regulation Crowdfunding	SAFE	$281,745	General operations
7/2020	Regulation D, Rule 506(b)	Convertible Note	$1,190,152	General operations
3/2021	Other	SAFE	$895,106	General operations

8/2021	Regulation D, Rule 506(b)	Convertible Note	$520,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Eric Janszen
Amount Invested	$205,000.00
Transaction type	Convertible note
Issue date	01/16/19
Interest rate	5.0% per annum
Discount rate	20.0%
Maturity date	12/31/18
Converted	Yes
Valuation cap	$8,000,000.00
Relationship	CEO

Converted to shares of our series seed 2 preferred stock on March 8th, 2019.

Name	Eric Malafeew
Amount Invested	$45,000.00
Transaction type	Convertible note
Issue date	08/30/18
Interest rate	1.08% per annum
Discount rate	20.0%
Maturity date	12/31/18
Converted	Yes
Valuation cap	$6,500,000.00
Relationship	CTO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Eric Janszen
Amount Invested	$350,000.00
Transaction type	Convertible note
Issue date	08/30/18
Interest rate	1.08% per annum
Discount rate	20.0%
Maturity date	12/31/18
Converted	Yes
Valuation cap	$6,500,000.00
Relationship	CEO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Sunil Tahiliani
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	08/30/18
Interest rate	1.08% per annum
Discount rate	20.0%
Maturity date	12/31/18
Converted	Yes
Valuation cap	$6,500,000.00
Relationship	Former Board Director

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more

than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We founded VirZOOM in February 2015 and shipped our first commercial product in June 2016. Since then have shipped multiple generations of our award winning, IP-protected, scientifically proven VRfitness apps on every major VR platform, including Oculus Rift, Sony PSVR, Microsoft WinMR, and Oculus Go and Quest. We developed and sold our own proprietary VR bike (VZ Bike) and later a proprietary VR sensor (VZ Sensor) that converts any ordinary stationary bike into a VR bike. We sold our VRfitness products to consumers directly and through Amazon where we received a 4.3 Star rating. We sold a fitness club version of our VRfitness apps to commercial customers worldwide in partnership with Life Fitness, the largest commercial fitness equipment company at the time. Over that time we generated over $1M in revenue, refined our products and IP and continued to build our customer knowledge for a future when VR became mainstream. We are the only team that has over 36 years of combined VRfitness producy experience.

In late 2018 we tested an Oculus Quest development kit and took a decision to go all-in on the B2C market on the Quest platform exclusively. We made that decision because we believed that the Oculus Quest was destined to take the VR market by storm and by focusing on it we could maximize the value of our resources. By the winter of 2019 the wisdom of that decision was confirmed as the Oculus Quest outsold all other VR platforms by a wide margin. But we still had one major hurdle to overcome. Our VR apps required a 3rd party product, a stationary bike or elliptical, to use our VXfitness app. Oculus Store policy prohibits the listing of apps that require 3rd party hardware. We sold our VR apps directly from our website, while we distributed the app on the Oculus store. This limited our access to the wider market of Oculus Quest users and increased the cost of reaching it.

Over that period we established outstanding unit economics, including a 90% Trial-to-Paid conversion rate, 75% retention after six months, and a Customer Acquisition Cost (CAC) to Customer Lifetime Value (CLV) ratio of 1:6. Our active Facebook community grew and grew. But our MRR had only grown to $30k by March 2021 and we had only 3,000 accounts. To truly grow, we needed to get on the Oculus Store where we could directly access millions of Quest users directly.

After a year of development we launched a new version of our flagship VZfit product on the Oculus Store in April 2021. The new version included a standing mode that lets you use VZfit without 3rd party hardware. Within 60 days after launch on the store we more than doubled the number of accounts than we previousy cultivated over the 22 months before store launch.

Over 140,000 Quest users have downloaded the app, and we are busy converting them to paid accounts. Our Customer Acquisition Cost (CAC) plummeted from $25 to $8. That's the cost to acquire every customer who on average pays us $10/mo for ten months, yielding an unusually high Customer Lifetime Value (CLV) of $100 and a CLV/CAC of 12.5. It means we need to spend more on marketing to generate more revenue. That's where this raise comes in. We plan to increase our marketing spending to convert more VZfit app installs and app trials to paid memberships.

Since store launch we have shipped three major new VZfit updates and have big plans for new VZfit features and new apps, as well. This funding will allow us to increase the rate of new product development as well as market reach. We aim to reach profitability and beyond on the funds raised in this round and believe that aim is achievable. Milestones

VirZOOM, Inc. was incorporated in the State of Delaware in February 2015.

Since then, we have:

- Learned how to harness the full power of VR to motivate exercise to help thousands of consumers to get the cardio they need.

- In 2016 invented and in 2019 patented the only effective solution found to date to allow users to move and turn as they move though huge virtual worlds without inducing locomotion discomfort, much like in the real world. - Since June 2016 shipped over 2,000 units of first generation consumer product, 4,000 units of 2nd generation product, and now have over 6,000 paid membership accounts.

- We installed VirZOOM Commercial Kiosk demo systems at locations in the US, China, Japan, Russia, Australia, Brazil, Turkey, Barcelona and more in partnership with Life Fitness. The pandemic paused the commercial fitness market for a period of time but we plan to re-enter it in the future. >$12M in funding raised to date.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of 372,537 compared to the year ended December 31, 2019, when the Company had revenues of $202,250. Our gross margin was 79.83% in fiscal year 2020, compared to 26.37% in 2019.

Assets. As of December 31, 2019, the Company had total assets of $166,894, including $49,586 in cash. As of December 31, 2020, the Company had $211,553 in total assets, including $150,122 in cash.

Net Loss. The Company has had net losses of $1,706,244 and net losses of $2,844,277 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

Liabilities. The Company's liabilities totaled $3,581,695 for the fiscal year ended December 31, 2020 and $1,944,840 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $305,000 in debt, $8,537,112 in equity, and $3,435,913 in convertibles.

Runway & Short/Mid Term Expenses

VirZOOM, Inc. cash in hand is $120,000, as of August 2021. Over the last three months, revenues have averaged $49,000/month, cost of goods sold has averaged $8,887/month, and operational expenses have averaged $136,000/month, for an average burn rate of $87,000 per month. Our intent is to be profitable in 12 months.The Company has evaluated subsequent events through July 31, 2021, the date these financial statements were available to be issued. Subsequent to December 31, 2020, the Company raised an additional $520k for the 2021 NPA.

Last 3 month revenue and expense data listed above is reported on a cash basis. We expect in-month revenues to average $49,000/month until the busy Q4 fitness products and services period begins in the fall. We expect in-month revenues to increase to an average of $90,000/month during that period. The addition of new product features, including an annual subscription option and Freemium pricing may provide additional upside to this projection.

VirZOOM continues to attract capital on an on-going basis from accredited investors. Since May 2021 these have been from sales of $425,000 in 2021 Notes (convertible). Commitments from accredited investors ranging from $50,000 to $100,000 in additional investment are in process.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Eric Janszen, certify that:

(1) the financial statements of VirZOOM, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of VirZOOM, Inc. included in this Form reflects accurately the information reported on the tax return for VirZOOM, Inc. filed for

the most recently completed fiscal year.

Eric Janszen
Co-Founder & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.virzoom.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2
    Financials 3

Appendix D: Director & Officer Work History

    Eric Janszen

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird SAFE (Simple Agreement for Future Equity)

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    Eric Janszen

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

VirZOOM, Inc.

By

Eric Janszen
_____
Co-founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Eric Janszen
_____
Co-founder and CEO
9/16/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.